082-03277

[redacted]

07026709

# J Sainsbury plc

RECEIVED
2007 SEP 18 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 05 September 2007

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 05 September 2007.

Yours sincerely

**Hazel Jarvis**
Deputy Secretary

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Enc

Sainsbury(J) PLC
05 September 2007

J Sainsbury plc (" Sainsbury's")

**Rule 2.10 Announcement**

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,867,418 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
05 September 2007

J Sainsbury plc (" Sainsbury's")

**Rule 2.10 Announcement**

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,867,418 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
05 September 2007

J Sainsbury plc (" Sainsbury's")

**Rule 2.10 Announcement**

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,867,418 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
05 September 2007

J Sainsbury plc (" Sainsbury's")

**Rule 2.10 Announcement**

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,867,418 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
05 September 2007

J Sainsbury plc (" Sainsbury's")

**Rule 2.10 Announcement**

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,867,418 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

J Sainsbury plc

RECEIVED

2007 SEP 18 A 10:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 24 August 2007

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 24 August 2007.

Yours sincerely



**Hazel Jarvis**
Deputy Secretary

Enc

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*



3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*390,196*

23 August *2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan.*

*Regular four weekly share purchase*

*First purchase 28 July 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

532*p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*79,825*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 15 December 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*72,953*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

....................................

20. Description of *shares* or debentures involved (*class* and number)

..................

....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....................................

22. Total number of *shares* or debentures over which options held following notification

....................................

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 1 June 2006*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*

3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*390,196*

23 August *2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan.*

*Regular four weekly share purchase*

*First purchase 28 July 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*79,825*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 15 December 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*72,953*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

................................

18. Period during which or date on which it can be exercised

..................................

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 1 June 2006*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*



3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*390,196*

23 August *2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan.*

*Regular four weekly share purchase*

*First purchase 28 July 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

532*p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*79,825*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 15 December 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*72,953*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 1 June 2006*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*

3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*390,196*

23 August *2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan.*

*Regular four weekly share purchase*

*First purchase 28 July 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

532*p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*79,825*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 15 December 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*72,953*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 1 June 2006*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*



3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Justin Matthew King - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*390,196*

23 August *2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan.*

*Regular four weekly share purchase*

*First purchase 28 July 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

532*p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*79,825*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 15 December 2005*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan - J Sainsbury plc share purchase plan trust*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*HDSL Nominees Limited - SIP*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*532p*

14. Date and place of transaction

*23 August 2007*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*72,953*

16. Date issuer informed of transaction

*23 August 2007*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

*Shares purchased under the Sainsbury's Colleague Share Purchase Plan*

*Regular four weekly share purchase*

*First purchase 1 June 2006*

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

END

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*24 August 2007*